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                                   FORM 6-K

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   ---------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            DATED OCTOBER 29, 2002

                   Advanced Semiconductor Engineering, Inc.
            (Exact name of Registrant as specified in its charter)

                                   ---------

                              26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                   (Address of principal executive offices)

                                   ---------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     YES                                      NO  X
                         ---                                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ADVANCED SEMICONDUCTOR
                                               ENGINEERING, INC.



Dated: October 29, 2002                      By: /s/ Joseph Tung
                                                -------------------------------
                                                Name:  Joseph Tung
                                                Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.                       [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                  Joseph Tung, CFO / Vice President
                                           Freddie Liu, Assistant Vice President
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan, 110          ir@aseglobal.com

Tel: + 886-2-8780-5489                     http://www.aseglobal.com
Fax: + 886-2-2757-6121


   ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS YEAR 2002 THIRD-QUARTER
                               FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., October 29th, 2002 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly revenues1 of NT$11,861 million, up 10% sequentially and up 42% versus a year ago period.

Net income amounted to NT$315 million in the third quarter ended September 30, 2002. Diluted earnings per share for the quarter was NT$0.1, or US$0.015 per ADS2. For the nine months ended September 30, 2002, the Company's net income totaled NT$158 million, representing earnings per share of NT$0.05 or earnings per ADS of US$0.007.

"Despite the slower than expected industry recovery, the overall environment is very favorable for us," commented Mr. Jason Chang, Chairman of ASE. "We continue to benefit from the consolidation of IC backend manufacturing capacity worldwide. After the last industry downturn, our IDM customers have significantly cut back their investment in internal backend capacity. The industry recession and the depressed capital market have also weakened the competitiveness of many of our competitors. The demand for leading-edge assembly and test capacity continues to strengthen as new products are still being introduced to the market, despite a slow industry environment. ASE's commitment to R&D and expansion in advanced backend capacity have enabled us to win many new device qualifications from major IDM customers. We believe we are seeing the results of our effort as the revenues from our IDM customers continue to increase."

Dr. Leonard Liu, President of ASE added on to say: "The IC backend industry is going through a fundamental change. Our customers are looking for partners that can provide total solutions and support their strategic requirement both in capacity planning and technological development. The breadth of our services and solid financials should position us favorably against our competitors in the coming recovery."


--------
1 All financial information is in accordance with generally accepted accounting principles in the Republic of China and was unaudited.
2 One ADS is equal to 5 shares of the Company.

Advanced Semiconductor Engineering, Inc.                       [GRAPHIC OMITTED]


CONSOLIDATED FINANCIAL RESULTS

o Net revenues amounted to NT$11,861 million, up 10% sequentially and up 42% versus year ago quarter. Year-to-September revenues increased 16% versus the same period last year.
o The revenue contribution can be broken down into - NT$9,206 million from assembly operations and NT$2,655 million from testing operations.
o Revenues from the Company's IDM customers accounted for 54% of total revenues, up 4% sequentially and up 13% year-over-year. The Company's top 10 customers contributed 56% of its revenues during the quarter.
o Costs of goods sold were NT$9,976 million and included NT$2,871 million in depreciation expenses.
o Gross profit for the quarter was NT$1,885 million, representing a gross margin of 16%, up 1% sequentially.
o Total operating expenses were NT$1,663 million, including NT$541 million in research and development expenses. Goodwill amortization related to the acquisition of consolidated entities was NT$201 million. Selling, general and administrative expenses totaled NT$1,122 million. Operating profit amounted to NT$222 million, representing an operating margin of 2%.
o Net interest expense for the quarter was NT$386 million. Foreign exchange gain amounted to NT$4 million, as a result of the depreciation of the NT dollars, partially offset by Japanese yen's appreciation against NT dollars.
o The Company recognized an investment loss of NT$38 million from its minority-owned affiliates, including NT$21 million from Hung Ching Construction, NT$20 million from other invested companies and NT$3 million investment income from Universal Scientific Industrial Co., LTD. ("USI"). The goodwill amortization related to non-consolidated affiliates of NT$56 million remained unchanged compared to the previous quarter.
o Loss before tax was NT$270 million. The Company recognized an income tax benefit of NT$288 million during the quarter.
o    Minority income adjustment for the quarter amounted to NT$297 million.
o Net income amounted to NT$315 million in the third quarter ended September 30, 2002. For the nine months ended September 30, 2002, the Company's net income totaled NT$158 million.
o Effective January 1, 2002, ROC GAAP requires that the Company's stocks held and owned by its subsidiaries be presented as treasury stocks.
     - As a result of this ROC GAAP change, total number of outstanding shares used in calculating the Company's EPS has been reduced from 3,254,800,000 shares to 3,090,678,000 shares, reflecting a deduction of 164,122,000 shares representing Company's stock held by its subsidiaries.
     - After adjusting for this ROC GAAP change, the Company's earnings per share for the third quarter of 2002 was NT$0.1, or US$0.015 per ADS. Earnings per share for the first nine months of 2002 amounted to NT$0.05, or US$0.007 per ADS.

CAPITAL EXPENDITURES AND LIQUIDITY

o    Capital expenditures in Q3 2002 totaled US$153 million.
     - The breakdown of the capital expenditures by operations is as follows: US$77 million for assembly operations, US$53 million for testing operations and US$23 million for material manufacturing operations.
     - As of September 30, 2002, the Company has spent US$307 million in capital expenditures. The full year capital expenditures is forecasted at US$350 million, an increase of US$70 million compared to the original budget of US$280 million.
o    EBITDA for the quarter totaled NT$3,597 million.
o As of September 30, 2002, the Company had cash on hand plus short-term investment of NT$12,445 million, as compared to NT$11,594 million as of June 30, 2002.
o As of September 30, 2002, the Company has retired the remaining outstanding of its US$200 million Convertible Bonds due in November 2002.
o The Company's total short-term debt amounted to NT$15,261 million, consisting of NT$6,529 million of revolving working capital loan and NT$8,732 million of current portion of


                                       2                       October 29, 2002

Advanced Semiconductor Engineering, Inc.                       [GRAPHIC OMITTED]


     long-term debt. Total unused banking facilities amounted to NT$14,728 million.
o    Total number of employees reached 19,821 as of September 30, 2002.


BUSINESS REVIEW

Assembly Operation

o Revenues generated from the Company's assembly operations were NT$9,206 million during the quarter, up 9% sequentially and an increase of 44% year-over-year. For the first nine months of 2002, assembly revenues increased 22% to NT$25,458 million compared to the same period last year.
o Total assembly volume reached 62.5 billion pins, up 10% from the previous quarter and up 65% year-over-year.
o Average selling price (ASP) per pin remained flat compared to last quarter, and down 8% year-over-year.
o Fine pitch assembly (i.e., bonding pad pitch below 60 micron) comprised 55% of total assembly revenues, up from 51% in the previous quarter and up from 43% year-over-year.
o Revenues from BGA and other substrate-based packages comprised 53% of total assembly revenues, up from 47% from the previous quarter and remains flat in percentage term compared to one year ago. The sequential increase in the percentage of BGA revenue was mainly due to the volume increase in the PC sector as most high-end chipsets and graphic chips for PCs use BGA packages. The average number of pins per unit for the BGA packages was 267 in Q3 2002, compared to 238 pins in Q2 2002 and 241 in Q3 2001.
o Volume from advanced leadframe based packages, including Low-profile Quad Flat Package (LQFP) and Thermal-enhanced Quad Flat Package (TQFP) decreased 12% sequentially and up 72% year-over-year. Revenues from QFP, LQFP and TQFP packages accounted for 27% of total assembly revenues, down from 33% in the previous quarter and remains flat in percentage term compared to same quarter last year.
o Gross margin of the assembly operations was 17%, down 1% sequentially and up 4% year-over-year.
o The average utilization rate of the assembly operations was around mid-70%. The fine pitch assembly and flip-chip assembly capacity operated at near-full utilization.
o Capital spending on the assembly operations amounted to US$77 million, of which US$63 million was for the wirebonding assembly capacity, and US$14 million was for wafer bumping and flip chip assembly capacity.
o As of September 30, 2002, there were 4,179 wirebonders in operations, of which 2,801 wirebonders were capable of performing fine pitch wirebonding services. A total of 239 wirebonders were added and 92 wirebonders were rendered obsolete during the third quarter of 2002.


Testing Operations

o Revenues generated from the Company's testing operations were NT$2,655 million, up 11% sequentially and up 35% year-over-year.
o Of the total testing revenues, 83% was contributed by the Company's final test operations, 10% by the wafer sort operation, and 7% by the engineering test operation.
o Testing volume (in terms of test time) increased by high single-digit percent sequentially, whereas ASP remained flat during the quarter.
o Gross margin of the test operation was 11%, compared to 6% in the previous quarter and negative 7% in the third quarter of 2001.
o The average utilization rate of the testing operation was above 60%, with higher utilization rates on advanced tester platforms.
o As of September 30, 2002, the Company operated a total of 1,058 testers, including 32 testers added during the quarter.


                                       3                       October 29, 2002

Advanced Semiconductor Engineering, Inc.                       [GRAPHIC OMITTED]


Material Operations

o Materials revenues were NT$727 million for the quarter and consisted of NT$192 million in QFP leadframe and NT$535 million in PBGA substrates. The materials revenues were not reflected in the Company's consolidated revenues since they were inter-company sales transaction.


BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Economic and industry conditions remain uncertain, and continue to make it particularly difficult to forecast product demand.

The Company expects in the fourth quarter of 2002, its
o    consolidated revenues to decline not more than 5% sequentially
o gross margin and operating margin to maintain at similar level as the third quarter of this year


About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:
ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Cirrus Logic International Ltd., IBM Corporation, LSI Logic Corporation, Motorola, Inc. , Qualcomm Incorporated and VIA Technology. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with the highly competitive nature of the semiconductor industry, our ability to introduce new packaging and testing technologies in order to remain competitive, our ability to successfully integrate future acquisitions, risks associated with international business activities, our business strategy, general economic and political conditions, possible disruptions in commercial activities caused by natural disasters or industrial accidents, our future expansion plans and capital expenditures, and fluctuations in foreign currency exchange rates. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.


                                       ##


                                       4                       October 29, 2002

                       Supplemental Financial Information

Consolidated Operations
------------------------------------------------------------------------
Amounts in NT$ Millions                         3Q/02    2Q/02    3Q/01
------------------------------------------------------------------------
Net Revenues                                   11,861   10,828    8,381
------------------------------------------------------------------------
Revenues by End Application
------------------------------------------------------------------------
Communication                                     35%      32%      34%
------------------------------------------------------------------------
Computer                                          34%      33%      36%
------------------------------------------------------------------------
Automotive and Consumers                          30%      34%      29%
------------------------------------------------------------------------
Others                                             1%       1%       1%
------------------------------------------------------------------------
Revenues by Region
------------------------------------------------------------------------
North America                                     59%      63%      66%
------------------------------------------------------------------------
Europe                                             7%       6%       3%
------------------------------------------------------------------------
Taiwan                                            24%      22%      27%
------------------------------------------------------------------------
Japan                                              2%       1%       1%
------------------------------------------------------------------------
Other Asia                                         8%       8%       3%
------------------------------------------------------------------------

Assembly Operations
------------------------------------------------------------------------
Amounts in NT$ Millions                         3Q/02    2Q/02    3Q/01
------------------------------------------------------------------------
Net Revenues                                    9,206    8,437    6,407
------------------------------------------------------------------------
Revenues by End Application
------------------------------------------------------------------------
Communication                                     34%      31%      34%
------------------------------------------------------------------------
Computer                                          37%      35%      38%
------------------------------------------------------------------------
Automotive and Consumers                          29%      33%      28%
------------------------------------------------------------------------
Others                                             0%       1%       0%
------------------------------------------------------------------------
Revenues by Package Type
------------------------------------------------------------------------
BGA & other substrate-based                       53%      47%      53%
------------------------------------------------------------------------
QFP, TQFP, LQFP                                   27%      33%      26%
------------------------------------------------------------------------
PDIP, PLCC, SOs                                   11%      12%      12%
------------------------------------------------------------------------
Others                                             9%       8%       9%
------------------------------------------------------------------------
Capacity
------------------------------------------------------------------------
CapEx (US$ Millions) *                             77       64       22
------------------------------------------------------------------------
Number of Wirebonders                           4,179    4,032    4,169
------------------------------------------------------------------------

Testing Operations
------------------------------------------------------------------------
Amounts in NT$ Millions                         3Q/02    2Q/02    3Q/01
------------------------------------------------------------------------
Net Revenues                                    2,655    2,390    1,970
------------------------------------------------------------------------
Revenues by End Application
------------------------------------------------------------------------
Communication                                     38%      34%      36%
------------------------------------------------------------------------
Computer                                          24%      27%      31%
------------------------------------------------------------------------
Automotive and Consumers                          34%      35%      31%
------------------------------------------------------------------------
Others                                             4%       4%       2%
------------------------------------------------------------------------
Revenues by Testing Type
------------------------------------------------------------------------
Final test                                        83%      86%      79%
------------------------------------------------------------------------
Wafer sort                                        10%       6%       9%
------------------------------------------------------------------------
Engineering test                                   7%       8%      12%
------------------------------------------------------------------------
Capacity
------------------------------------------------------------------------
CapEx (US$ Millions) *                             53       26       19
------------------------------------------------------------------------
Number of Testers                               1,058    1,048    1,051
------------------------------------------------------------------------
* Capital expenditure amounts exclude building construction cost.


                                       5                       October 29, 2002

                    Advanced Semiconductor Engineering, Inc.
                  Consolidated Summary Income Statements Data
                    (In NT$ millions, except per share data)
                                  (Unaudited)

                                                       For the three months ended            For the nine months ended
                                                ========================================== ===============================
                                                 Sep. 30        Jun. 30        Sep. 30        Sep. 30         Sep. 30
                                                   2002           2002          2001            2002            2001
Net revenues:
  Assembly                                            9,206          8,437          6,407          25,458          20,823
  Testing                                             2,655          2,390          1,970           7,273           7,280
  Others                                                  0              1              4               2              10
                                               -------------  ------------- -------------- --------------- ---------------
Total net revenues                                   11,861         10,828          8,381          32,733          28,113
                                               -------------  ------------- -------------- --------------- ---------------

Cost of revenues                                      9,976          9,188          7,673          27,960          24,139
                                               -------------  ------------- -------------- --------------- ---------------
Gross Profit                                          1,885          1,640            708           4,773           3,974
                                               -------------  ------------- -------------- --------------- ---------------

Operating expenses:
  Research and development                              541            494            398           1,457           1,117
  Selling, general and administrative                 1,122          1,118          1,007           3,292           3,180
                                               -------------  ------------- -------------- --------------- ---------------
  Total operating expenses                            1,663          1,612          1,405           4,749           4,297
                                               -------------  ------------- -------------- --------------- ---------------
Operating income (loss)                                 222             28          (697)              24           (323)
                                               -------------  ------------- -------------- --------------- ---------------

Other (income) expenses:
  Interest expenses, net                                386            332            444           1,162           1,291
  Foreign currency loss (gain), net                     (4)            262             92             261           (245)
  Loss (gain) on long-term investment                    94             87            191             252             624
  Loss (gain) on dispose of assets                        8             32              2              56               2
  Others                                                  8          (306)              8           (441)           (329)
                                               -------------  ------------- -------------- --------------- ---------------
  Total non-operating expenses                          492            407            737           1,290           1,343
                                               -------------  ------------- -------------- --------------- ---------------
Income (loss) before tax                              (270)          (379)        (1,434)         (1,266)         (1,666)
                                               -------------  ------------- -------------- --------------- ---------------

Income tax expense (benefit)                          (288)          (204)          (343)           (601)            (97)
                                               -------------  ------------- -------------- --------------- ---------------
Net income (loss) before minority interest               18          (175)        (1,091)           (665)         (1,569)
                                               -------------  ------------- -------------- --------------- ---------------

Minority interest                                     (297)          (249)          (412)           (823)           (624)
Net income                                              315             74          (679)             158           (945)

Per share data:
                                   EPS - Basic      NT$0.10        NT$0.02      NT$(0.21)         NT$0.05       NT$(0.29)
                                 EPS - Diluted      NT$0.10        NT$0.02      NT$(0.21)         NT$0.05       NT$(0.29)

                      Earnings per ADS - Basic     US$0.015       US$0.003      US$(0.03)        US$0.007      US$(0.043)
                    Earnings per ADS - Diluted     US$0.015       US$0.003      US$(0.03)        US$0.007      US$(0.043)

Number of weighted average shares used in         3,090,678      3,090,678      3,254,800       3,090,678       3,254,800
the EPS calculation (in thousands,
retroactively adjusted for stock dividend)

Forex (NT$ per US$1)                                  33.75          34.61          34.65           34.47           33.48


                                       6                       October 29, 2002

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                                          As of Sep. 30, 2002        As of Jun. 30, 2002
                                                         ======================     ======================

Current assets:
  Cash and cash equivalents                                           8,086                     7,608
  Short-term investments                                              4,359                     3,986
  Notes and accounts receivable                                       8,396                     7,685
  Inventories                                                         2,977                     2,924
  Others                                                              2,606                     5,783
                                                              --------------            --------------
  Total                                                              26,424                    27,986

Long-term investments                                                 6,673                     6,746
Properties - net                                                     63,792                    59,987
Other assets                                                          7,999                     7,732
                                                              --------------            --------------
Total assets                                                        104,888                   102,451
                                                              --------------            --------------

Current liabilities:
  Short-term debts-revolving credit                                   6,529                     6,267
  Short-term debts-current portion of long-term debts                 8,732                     9,668
  Notes and accounts payable                                          3,674                     3,826
  Others                                                              7,075                     5,307
                                                              --------------            --------------
  Total                                                              26,010                    25,068

Long-term debts-bank debt                                            19,562                    19,004
Long-term debts-convertible bond                                      5,112                     4,790
Other liabilities                                                     3,670                     3,712
                                                              --------------            --------------
Total liabilities                                                    54,354                    52,574

Minority interest                                                    11,019                    11,135

Shareholders' equity                                                 39,515                    38,742
                                                              --------------            --------------
Total liabilities & shareholders' equity                            104,888                   102,451
                                                              --------------            --------------


                                       7                        October 29, 2002